Press Release
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www.freseniusmedicalcare.com

February 23, 2021

Fresenius Medical Care achieves 2020 targets, expects significant COVID-19 impact in 2021 and confirms 2025 outlook

-	2020 financial targets achieved: 5% revenue and 12% net income growth

-	Reported earnings in Q4 negatively impacted by impairment in the Latin America region and accelerated excess mortality due to COVID-19

-	Growth in home dialysis on track

-	24th consecutive dividend increase planned to be proposed

-	FME25 – transforming global operating model to sustainably reduce cost

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “The COVID-19 pandemic might be the most decisive challenge the world has faced in recent decades. I am incredibly proud of our employees and their tireless efforts to provide our patients with their life-sustaining treatments. Accelerated infection rates at the end of 2020 resulted in significant excess mortality in the dialysis patient population and this is expected to continue into 2021. What saddens me deeply is the human tragedy – when people we have cared for are dying. With an increasing number of vaccines being approved, there is a way out of the pandemic, but it is far from over. By using all our levers, further driving our efficiency measures and with governmental support, we managed to almost compensate the financial effects of COVID-19 in 2020. But the effects of the recent significant increase in cases and subsequent excess mortality cannot be compensated and will affect our earnings development in 2021. To overcome the impact on our 2025 growth ambitions, we have decided to launch a material transformation of our global operating model while executing on our mid-term strategy.”

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Key figures (IFRS)

cc = at constant currency, EPS = earnings per share

COVID-19 pandemic affects business development

While the pandemic has not sustainably affected the fundamental development in the number of new patients starting dialysis, excess mortality of dialysis patients significantly accelerated in the U.S. and in EMEA, particularly in November and December 2020, and accumulated to approximately 10,000 patients over the pre-pandemic baseline.

In order to maintain safe operations in its more than 4,000 dialysis centers and 44 manufacturing sites, Fresenius Medical Care has taken comprehensive measures, including the provision of personal protective equipment for employees and patients as well as higher compensation for employees working in isolation clinics. These measures have resulted in significantly increased costs in the Dialysis Services business, which in 2020 was largely compensated by governmental support, in particular in the U.S., accelerated efficiency measures and a strong products business development.

Growth in home dialysis continued

In 2020, Fresenius Medical Care provided more than 14% of its dialysis treatments in the U.S. in a home setting. This implies a 14% increase in the number of home treatments compared to the previous year, with home hemodialysis growing at 37%.

1 Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

2 Special item: impairment of goodwill and trade names in the Latin America Segment; for a reconciliation of 2020 figures excluding special items and 2019 adjusted figures, please refer to the table at the end of the press release

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Dividend increase in line with sustainable distribution policy

Based on the strong results for 2020 and in line with the Company´s dividend policy, it is planned to propose a dividend of EUR 1.34 per share to the Annual General Meeting in May 2021. This proposal would result in the 24th consecutive dividend increase.

FME25: Transforming global operating model to strengthen profitability

To support its 2025 strategy, further strengthen profitability and compensate for the negative earnings effects of the COVID-19 pandemic, Fresenius Medical Care will launch the FME25 program. The program will focus on the simplification of the Fresenius Medical Care operating model. This shall include streamlining and transforming the Company’s global operating model, applying learnings from the “new normal” and accelerating the digitalization agenda. Until 2025 the Company plans to invest up to
EUR 500 million in FME25 to sustainably reduce the cost base. The Company expects for each euro invested in FME25 to sustainably reduce the annual cost and minimally improve operating income by the same amount by 2025.3

2021 targets and assumptions

Excess mortality of dialysis patients due to the COVID-19 pandemic is continuing in 2021 and is expected to have a significant adverse effect on treatment volumes and additional COVID-19 related costs. This additionally affects the utilization of Fresenius Medical Care’s clinic network and thereby limits the ability to mitigate fixed cost and wage inflation.

Against this backdrop, Fresenius Medical Care expects revenue to grow at a low- to mid-single digit percentage rate and net income to decline at a high-teens to mid-twenties percentage rate against the higher than expected 2020 base.4

These targets are based on the following assumptions:

▪	Excess mortality is expected to continue to accumulate for the first half of 2021, depending on the adoption and speed of the roll-out of vaccinations of our worldwide patient population.

▪	COVID-19-related additional costs, such as costs for personal protective equipment or increased personnel costs in the Dialysis Services business, are assumed to remain on a high level.

3 Cost in association with FME25 will be treated as a special item.

4 These targets are based on the 2020 results excluding the impairment of goodwill and trade names in the Latin America Segment of EUR 195 million. They are inclusive of anticipated COVID-19 effects, in constant currency and exclude special items. Special items include costs related to FME25 and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

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▪	Besides the extended suspension of the U.S. Medicare sequestration (until end of March 2021), no further public relief funding is assumed.

2025 targets confirmed

Fresenius Medical Care confirms its 2025 targets that are based on the Company’s mid-term strategy. Fresenius Medical Care assumes that FME25 compensates for the anticipated COVID-19-related effects. Until 2025 the company expects compounded annual average increases in the mid-single-digit percentage range for revenue and in the high-single-digit percentage range for net income.5

Robust earnings growth in FY 2020 despite COVID-19 pandemic

Due to a sizable headwind from exchange rates, revenue declined by 4% in the fourth quarter and amounted to EUR 4,400 million (+4% at constant currency). Organic growth of 1% was realized including the expected negative impacts from lower reimbursement for calcimimetics (“calcimimetics effect”) and COVID-19-related slower treatment growth.

Health Care Services revenue decreased by 6% to EUR 3,406 million (+2% at constant currency). This was only partially offset by the positive development in the Products business. Driven by strong organic growth, Health Care Products revenue grew by 2% to EUR 994 million (+9% at constant currency).

In the full year, revenue increased by 2% to EUR 17,859 million (+5% at constant currency), with organic growth of 3%. Health Care Services revenue grew by 2% to EUR 14,114 million (+5% at constant currency). This was mainly driven by organic growth of 3%, which was achieved despite the above-mentioned calcimimetics effect. Health Care Products revenue increased by 4% to EUR 3,745 million (+7% at constant currency). Important drivers were sales of products for acute care treatments and in-center disposables.

Operating income declined by 25% to EUR 462 million (-18% at constant currency), resulting in a margin of 10.5% (Q4 2019: 13.5%). This decrease was mainly due to a macro-economically driven impairment of goodwill and trade names in the Latin America segment, unfavorable COVID-19 effects and a lower reimbursement for calcimimetics. Excluding the Latin America impairment and on an adjusted 2019 basis6, operating income decreased by 1% to EUR 657 million (+5% at constant currency), resulting in a margin of 14.9% (Q4 2019: 14.5%).

5 These targets are in constant currency and exclude special items. Special items include costs related to FME25 and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

6 Please see the table at the end of the press release for a detailed reconciliation

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In the full year, operating income grew by 2% to EUR 2,270 million (+4% at constant currency), resulting in a margin of 12.9% (FY 2019: 13.0%). Excluding the Latin America impairment and on an adjusted 2019 basis, operating income increased by 6% to EUR 2,499 million (+8% at constant currency) resulting in a margin of 14.0% (FY 2019: 13.5%).

Net income1 declined by 48% to EUR 177 million (-43% at constant currency); basic earnings per share (EPS) decreased by 47% to EUR 0.61 (-42% at constant currency). Excluding the Latin America impairment and on an adjusted 2019 basis, net income grew by 1% to EUR 372 million (+6% at constant currency). The resulting increase in EPS by 3% to EUR 1.27 (+8% at constant currency) was also supported by the Company’s completed share buyback program.

In the full year, net income declined by 3% to EUR 1,164 million (-1% at constant currency). EPS remained stable at EUR 3.96 (+2% at constant currency). Excluding the Latin America impairment and on an adjusted 2019 basis, net income grew by 10% to EUR 1,359 million (+12% at constant currency), resulting in a 13% increase in EPS to EUR 4.62 (+15% at constant currency).

Strong operational cash-flow development in FY 2020

Fresenius Medical Care generated EUR 584 million of operating cash flow (Q4 2019: EUR 771 million), resulting in a margin of 13.3% (Q4 2019: 16.8%). In the full year, operating cash flow increased to EUR 4,233 million (FY 2019: EUR 2,567 million). In addition to the strong underlying performance, this increase was supported by the U.S. federal relief funding and advanced payments under the CARES Act as well as other COVID-19 relief, including lower tax payments in the U.S. This was partially offset by an increase in inventory levels.

Free cash flow7 amounted to EUR 283 million (Q4 2019: EUR 434 million), resulting in a margin of 6.4% (Q4 2019: 9.5%). In the full year, the Company generated a free cash flow of EUR 3,197 million (FY 2019: EUR 1,454 million).

7 Net cash used in operating activities, after capital expenditures, before acquisitions, investments and dividends

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Regional developments

In North America, revenue declined by 6% to EUR 2,983 million (+2% at constant currency), mainly due to a sizable negative exchange rate effect and a substantial negative impact of COVID-19 on the Services business, resulting in organic growth of -1%. This was only partially offset by the negative prior-year effect resulting from a revenue adjustment for accounts receivable in legal dispute as well as higher sales of products for acute care treatments, renal pharmaceuticals and PD products. In the full year, North America revenue increased by 2% to EUR 12,478 million (+4% at constant currency, +2% organic).

Despite the mentioned headwinds from exchange rates, operating income in North America grew by 3% to EUR 533 million (+11% at constant currency), resulting in a margin of 17.9% (Q4 2019: 16.2%). The margin increase was mainly driven by negative prior-year earnings effects and higher reimbursement rates, partially offset by the unfavorable impact of the COVID-19 pandemic and the calcimimetics effect. In the full year, operating income rose by 18% to EUR 2,120 million (+20% at constant currency), resulting in a margin of 17.0% (FY 2019: 14.7%).

Revenue in EMEA grew by 1% and amounted to EUR 715 million (+7% at constant currency, +5% organic). Higher sales of in-center disposables as well as products for acute treatments and home hemodialysis were largely offset by a negative exchange rate effect and the impact of COVID-19 on the Services business. In the full year, EMEA revenue increased by 3% to EUR 2,763 million (+5% at constant currency, +4% organic).

Operating income in the EMEA region rose by 17% to EUR 134 million (+22% at constant currency), resulting in a margin of 18.7% (Q4 2019: 16.1%). The margin increase was mainly driven by a favorable impact from equity method investees. This was partially offset by unfavorable currency transaction effects. In the full year, operating income declined by 8% to EUR 412 million (-6% at constant currency), resulting in a margin of 14.9% (FY 2019: 16.6%).

In Asia-Pacific, revenue increased by 4% to EUR 517 million despite a negative exchange rate effect (+7% at constant currency, +8% organic). This was mainly driven by organic growth in the Services business as well as higher sales of products for acute treatments, in-center disposables and PD products. In the full year, revenue grew by 2% to EUR 1,894 million (+3% at constant currency, +4% organic). Organic growth in the Services business as well as higher sales of products for acute care treatments and in-center disposables were largely offset by the effect of closed or sold clinics.

Operating income grew by 43% to EUR 107 million (+45% at constant currency), resulting in a margin of 20.6% (Q4 2019: 15.0%). The increase in margin was mainly driven by favorable Product business growth in China and cost optimization measures. In the full year, operating income rose by 4% to EUR 344 million (+5% at constant currency), resulting in a margin of 18.1% (FY 2019: 17.7%).

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Including a very significant headwind from exchange rates, Latin America revenue declined by 9% to EUR 177 million (+16% at constant currency, +9% organic). In the full year, revenue decreased by 3% to EUR 684 million (+21% at constant currency, +15% organic).

Operating income in Latin America was heavily impacted by the impairment of goodwill and trade names as a result of a macro-economic downturn and increasing risk adjustment rates for certain countries. It amounted to EUR -186 million. Excluding the impairment, operating income declined by 39% to EUR 9 million (-40% at constant currency), resulting in a margin of 5.1% (Q4: 2019: 7.6%). Operating income for the full year amounted to EUR -157 million. Excluding the impairment, operating income decreased by 11% to EUR 38 million (-2% at constant currency), resulting in a margin of 5.5% (FY 2019: 6.0%).

Patients, Clinics and Employees

As of December 31, 2020, Fresenius Medical Care treated 346,553 patients in 4,092 dialysis clinics worldwide. At the end of the year, the Company had 125,364 employees (full-time equivalents) worldwide, compared to 120,659 employees as of December 31, 2019.

Press conference

Fresenius Medical Care will hold a virtual press conference to discuss the results of the fourth quarter and full year 2020 on February 23, 2021 at 12:00 p.m. CET / 6:00 a.m. ET. The press conference will be webcasted on the Company’s website www.freseniusmedicalcare.com in the “Media” section. A replay will be available shortly after the conference.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the fourth quarter and full year 2020 on February 23, 2021 at 3:30 p.m. CET / 9:30 a.m. ET. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors” section. A replay will be available shortly after the call.

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Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results of the fourth quarter and full year 2020. Our 20-F disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.7 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,092 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 346,553 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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